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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380

BOISE CASCADE WEBCAST AND CONFERENCE CALL TRANSCRIPT

Moderator: George Harad
July 14, 2003
8:30 a.m. EDT

Operator:
Good morning. My name (Tamika), and I will be your conference facilitator today. At this time, I would like welcome to Boise's Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad, and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key.

Before we begin, I would like to remind you that this call may contain forward-looking statements about the company's future business prospects and anticipated financial performance. These statements are not guarantees of future performance, and the company undertakes no duty to update them.

Although these statements reflect management's expectations today, they are subject to a number of business risks and uncertainties. Actual results may differ materially from those expressed or implied in this call.
For a full discussion of the factors that may cause actual results to differ from the results anticipated, please refer to Boise's recent filings with the SEC.
It is now my pleasure to introduce you to George Harad, Chairman and CEO of Boise Cascade Corporation. Mr. Harad, you may begin your conference.
George Harad:	Thank you. Good morning and my name is pronounced Harad for those of you whom I haven't met.

I appreciate everyone joining us this morning on the call. This is obviously a great opportunity for ourselves and for the employees and shareholders of OfficeMax, and we're delighted to be able to talk to you today about it.

Let me introduce the participants on the call this morning. Along with myself, there's Michael Feuer, who is the co-founder, Chairman and CEO of OfficeMax, Chris Milliken, who is our Division President, CEO of Boise Office Solutions, and Ted Crumley, Boise's Senior Vice President and Chief Financial Officer.

What we'd like to do this morning is give you a brief overview of the transactions that we announced this morning. Going through the slide format, and we'll refer to slides for those of you who are on the Web cast. And then we'll open it up to questions and comments from the participants.

If you turn to page two, obviously what we're doing this morning is announcing both the acquisition of OfficeMax, as well as our commitment to undertake an evaluation of strategic alternatives for the paper and building product side of our business. And I want to address each of those in turn.

First, with respect to the acquisition of OfficeMax, the major terms of the transaction are on slide 3. The consideration that we'll be paying for OfficeMax is $9.00 per OfficeMax share, which is about a 25% premium over the closing price of the shares on Friday, July 11.

The consideration will be 70% in Boise stock and 30% in cash, with an election at Boise's choice to move the proportions down as far as 55% stock and 45% cash. There's a fixed consideration within a collar with a base price of $23.43 and a plus or minus 10% around that, and we expect the transaction to close in the fourth quarter of 2003.

The feature that allows us to elect the proportions is a bit unusual, so I want to be clear as to how the collar works. The collar itself is a very typical collar. The only added provision is that Boise can substitute cash for some amount of the stock consideration without any impact on the value being received by the OfficeMax shareholders at the 70/30 proportion. The election is independent of where our stock may trade.

So, subject to pro-ration, within the collar OfficeMax shareholders would receive $9.00 a share in cash, or $9.00 a share in Boise common stock. Outside the collar, OfficeMax shareholders would receive either $9.00 a share in cash, or Boise common stock at the exchange ratio at the appropriate end of the collar.

In addition, Boise has the option to substitute cash for its common stock, as I said, up to a maximum of 45% in aggregate at the same value as the stock. So Boise will exercise this option at least ten trading days before OfficeMax's shareholder meeting so that shareholders are clear on what the proportions are. Again, regardless of the mix of stock and cash selected by Boise, the total value received by OfficeMax shareholders will be unaffected.

Now, turning to the strategic rationale for why we're doing this, clearly this gains us scale in Office Solutions. Together the two companies in 2002 would have had Proforma sales in North America, overall excuse me, of $8.3 billion, most of which is in North America. It's an excellent fit between complementary businesses, and Chris will walk you through that in just a moment. But it changes the business model for our Office Solutions business so that we now have the ability to serve all customer segments through all distribution channels.

In addition, because the businesses are complementary in their market approach, but have a terrific fit in administrative and logistic and back-end element, we think that there are synergy benefits of this transaction that will get to at least $160 million annually when the transaction is fully implemented.

In terms of the financial impact on Boise, excluding integration costs, the transaction will add an estimated 15 to 30 cents a share to our earnings in 2004. If one were to use the IBIS Analyst Estimate for illustrative purposes only, that 15 to 30 translates into a 10% to 20% accretion in 2004. We think that we're using a prudent financing structure for this as a mixture of cash and stock. The businesses together, as well as underlying businesses, have very strong projected cash flows with which we'll use to de-lever. And as I said, this also provides us an opportunity to step back and review our entire business mix to see what changes, if any, we want to make in that mix.
With that, let me turn it over to Mr. Feuer who has some comments he'd like to make from OfficeMax's perspective.
Michael Feuer:	Thank you, George. You can call me by my first name now since the heavy negotiations are done.

Good morning and I'm very excited to be here with George and his team, and with me is my team. This is really one of those transactions where clearly one plus one equals much more than two. For the record, we were the initiators of the conversation with George and his team simply because over the last couple of years, as we cleaned up our act, so to speak, by completely changing our infrastructure, new systems, new distribution, new category management, and a myriad of other programs, we realize we are now, we're poised and are now poised for much accelerated growth.

We also recognize our shortcomings, one of which was we were missing an important link in our organization, and that was the contract station of big customer component. Interestingly, we did a great deal of research on this, and we found that today even, OfficeMax retail thousand stores, and on our Internet site, are actually getting many of the contract station customers coming to us and buying fill-items, additional items. And what we felt six months ago, nine months ago when we began this process is if we could partner with a major contract station or player, there was tremendous marketing opportunities for us to be able to bridge that link and really get the additional sales.

On the horizon, and as we start to develop a transition team, we see many marketing synergies. For those not familiar with OfficeMax, we spend about $225 million annually on national media advertising. We have 40 million circulars alone in every newspaper in the U.S. every single Sunday, plus national TV, radio, and direct marketing. We've preliminarily begun thinking with our partners at Boise is to how to bring these things together and give Boise contract, or Business Services and Business Solutions a tremendous lift.
There's also great synergies with the business we have called CopyMax, and that is our print for pay business, which is the second largest in the United States.

So you're going to see, I think, over the evolution of this transaction, and as it starts to come together, some excellent opportunities. I think the other key factor is the heavy lifting at OfficeMax for these past three years is now done, and that's why one is seeing the comparable store sales gain, which is leading the industry right now. And we have, the best news for the Boise team is we have bought and paid for these changes after spending several hundred million dollars to put them together, as well as numerous programs at our store level.

From a fit with our folks, I can tell you this morning, our people are excited. The retail store people have known in their heart of hearts that we were missing the big customer link. And they see new opportunities today combining with Boise. This is going to be one of those transactions where we will eliminate the traditional up and down syndrome, which typically takes a year to get rid of, and we'll do it in about two weeks because people are going to feel very comfortable that there are unique greater growth opportunities for everybody. And I think that's the exciting part of it.

The culture fit with Boise and OfficeMax is clearly one of the best that I've seen, and that's why we really looked at who's the best player out there that we could possibly combine with, and at the top of our list was Boise. I think in terms of everything I would subscribe to George's synergy number. That depends if you're a buyer or a seller. I think they're a little bit conservative, and I think there's going to be great opportunities with our vendor partners, some of which are the same, but there are some different ones as well, and private labeling is a great opportunity and sourcing out of the country where we combined our efforts.

So our team here is very, very excited about getting started with the team in Boise and Boise Office Solutions, and I think it is a great fit. I think the cultural issues are going to be very quick, and I think the only negative I find in the entire deal is George was just too tough on us. Thank you, George.
George Harad:	Thank you, Mike. Let me turn it now to Chris Milliken, who will walk you through some of the impacts on our Office Solutions business and where the synergies coming from.
Chris Milliken:	Thank you, George and Mike. I appreciate that.

I'm on slide #7, where we can see that the combination of Boise Office Solutions and OfficeMax makes a very, very strong player in North America. Our combined North American revenue will compare favorably to the North American revenue of both Staples and Office Depot, and this combination will give us the scale we both have been lacking over the past few years.

On slide #8, you can see that the combination of Boise Office Solutions and OfficeMax now affords the combined entity to participate in any channel of any size. This will allow all consumers, whether business or direct, to shop the way they want to, staying with one supplier.

The product overlap compatibility is exceptional, with Boise Office Solutions having about 10,000 SKUs, and OfficeMax having about 12,000. The basic difference in SKUs is primarily private label, imports, and retail packaging.

Moving to slide #9, historically the focus for Boise Office Solutions has been the business customer, while the primary focus for OfficeMax has been the retail customer. Now, the combination of the two businesses is truly a compelling story. We've talked about the overlap of products and the attendant potential synergies on slide 8. The potential logistical synergies are equally compelling. Currently, Boise Office Solutions has 41 distribution centers across the United States, while OfficeMax has 20. There is overlap, and appropriate consolidations will occur over time.

Boise Office Solutions currently has 13,000 total associates, with 8,000 in the U.S., and OfficeMax has approximately 31,000 associates primarily in the United States.

Brand is a critical issue for the successful consolidation of our two businesses. Boise Office Solutions currently operates as Boise Office Solutions in the U.S. contract business, virtually all of our business in Australia and New Zealand. We operate as Reliable in our direct marketing brand in the United States, and we operate as Grand & Toy throughout Canada.
OfficeMax operates as OfficeMax, with over 950 retail stores in the U.S., and CopyMax and FurnitureMax are the brands within the brand.

Moving to slide 10, we believe that we will be able to achieve the announced synergies over the next three years on both the operating side and the non-operating side. Remember that the majority of these synergies will come from cost savings.

We anticipate $160 million of annual pre-tax operating synergies with the next three years. About one-half of these synergies should come very quickly. We expect approximately $100 million in 2004, moving to $150 million in 2005 and $160 million by 2006. In addition, we see efficiencies in combined capital spending and in a reduction of working capital needs.

Moving to slide 11, after extensive conversations with really the outstanding management team from OfficeMax during Due Diligence, we are extremely optimistic about the potential upside of our synergies, the estimates that we've presented to you in the following important areas.

Our purchasing synergy opportunities will be significant, amounting to an approximate 1% reduction in our mutual cost of goods sold, or $60 million. The combination of warehouses, systems and other logistics, coupled with reduced GNA should generate additional synergies to a level approximating $40 million.
Our combined leverage, reduction in customer service centers, sharing of customer lists and outbound telemarketing combined with a strong retail presence should generate some $30 million.

And finally, our combined paper manufacturing, logistics, and marketing, these enhancements will become more important over time. Our current mill per depth top model will be strengthened by our new combination, and advantages of about $30 million should be realized at the appropriate time.

On slide 12, Boise Office Solutions, and Boise Cascade Corporation have both been leaders in our respective businesses, Boise Office Solutions, a leader in the contract office supplies business for over 40 years. And we have always had a well-deserved reputation for being a leader in operations, marketing, and distribution. One of the most exciting parts of this combination is the creation of a platform for future growth. We have always focused on meeting or exceeding our customers' expectations, as has OfficeMax, and we expect that to continue.

We have acquired over 40 companies in the United States, and integrated them into our model and culture over the past few years, and currently we have one of the strongest management teams in our industry, and when combined with the team from OfficeMax, we will strengthen even further our expertise. OfficeMax has made some significant changes to their model over the past few years, and the results are really impressive. Same store sales growth is currently accelerating. Their new model, coupled with their well-recognized brand, is creating industry-leading results, which we expect to continue.

Slide 13, OfficeMax has developed and is implementing new store prototypes in selected markets, as well as commencing a sweeping remodeling product of selected stores. Both initiatives are already underway, leading to a successful turnaround.

Our distribution improvements continue to generate savings, and significant cost savings are being realized through procurement initiatives. We believe we will continue to see improved results going forward.
So in conclusion, I believe the combination of our two companies and two brands will create world-class performance across all channels. George.
George Harad:	Thank you, Chris. Ted, do you want to comment a little bit on the earnings impact and the financing structure, and then I'll wrap it up.
Ted Crumley:	Thank you, George.

The combination will have a positive earnings impact on the company. Before integration costs, it will add 15 to 30 cents to EPS in 2004. And a result in double digits EPS accretion in 2004 based on analyst estimates. Including the integration costs, it will be approximately neutral to EPS in 2004, but accretive by 2005.

On slide 15, we believe we've put together a prudent financing structure here. You can see from the Summary Capitalization Table that as of the end of the first quarter of 2003, Boise Cascade had debt of $1.630 billion, equity, including our minority interest of $1.545 billion, resulting in a debt to total capitalization ratio of 51.3%.

On a Proforma basis with the 70/30 split in payment of the purchase price, our debt would increase to $2.116 billion. The equity, including the minority interest to $2.230 billion, resulting in a decrease in our debt to total capitalization to 47.6%.

I will also add that the Proforma business mix enhances the stability of our earnings and our cash flows. The combination of strong cash flow and potential asset sales in the future are expected to facilitate a rapid de-leveraging. Boise has a track record of a commitment to a strong balance sheet, and that will continue. George.
George Harad:	Thanks, Ted.

Turning back to the second part of our announcement, which is the opportunity for us to re-look at our business mix, you can see on slide 16 that with the acquisition of OfficeMax, our Office Solutions business will now be roughly two-thirds of our sales, and adding in our building materials distribution business, you get nearly 80% of our sales. So the focus, as has been our strategy for some time now, continues to shift our business mix toward distribution.

Given that shift, we thought it would be only prudent to step back and look at our entire business mix, and decide whether there's opportunities to increase shareholder value by looking at other alternatives for business mix or business structure.

We have a very attractive asset base in our forest products business. We are the fourth largest producer of uncoated pre-sheet in North America, the fourth largest producer of plywood, second in engineered wood products, and third in sole-line wholesale distribution of building materials. We're very pleased with this asset base, believe our businesses are operating well. But again, we think that it's only prudent to step back and see whether or not there are other alternatives that could create greater value for our shareholders.

So what we have done is engage Goldman Sachs and Company to assist us in developing and potentially implementing some alternatives. These alternatives could range from everything from leaving our business mix as it is to divestitures or restructurings or spin-off. We won't make any decisions about that soon. In fact, we won't really undertake the review until the transaction with OfficeMax closes, and then we think it will be approximately a 12 to 18-month period following the close of the transaction when we'll undertake these additional steps, if any.

To sum up for this morning, we're very excited about this combination. We think that this step creates a world-class office products distribution company that's in a position to address all customer segments across all distribution channels. The synergy benefits, both on the cost side as well as the marketing side are exceptional. We think that the impact, both near term and long term on Boise Cascade financially is very attractive. The acquisition is prudently financed, and it puts us in a position to de-lever in a relatively short period of time with strong cash flows. And it provides us an opportunity to step back and review our business mix as well.
So, with those overall comments, I'd now like to open it up to your questions.
Operator:	At this time, I would like to remind everyone in order to ask a question, please press, then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from (Rich Spyder) of UBS.
(Rich Spyder):
Hi, George, I was wondering if you could talk about the decision to get into the retail business. Boise, in the past, had some retail stores in the U.S. and decided to get out because they decided that was not the direction the company wanted to go. Could you talk about your change in views on that?

George Harad:
Sure. Well, the retail stores we had in the U.S. was Horders, which is a decade or more ago. I think probably two decades. We actually have retail stores in Canada, the Grand & Toy brand is very strong in Canada, and we have stores in Hawaii, and we have presence as well in New Zealand and Australia. It's obviously not the superstore model, which Max has, but we do have enough experience and background in the business to be able to understand the business. And obviously, Max has a very strong management team and a very strong approach to the business, currently, the best same-store growth in the business.

The real issue here is that the combination creates scale for the business so that we're able to purchase well and get synergies on the back-end of the business, and it creates a multi-channel approach for the customer, whether B to C or B to B, want to buy on a contract, all can come to one supplier. This model actually is working in Canada, and it's very, very effective. We have the leading position in Canada today, and so we know what some of the synergies really can be on the marketing side.
(Rich Spyder):
Okay, and the idea of Boise Office Products, or Boise Office Solutions has been partially based on the mill to desktop model, and you've already indicated you expect to get some $30 million synergies in that regard, or enhanced revenues. How is that going to be looked at as you go through and you look at the possible repositioning advancement?
George Harad:
Well, we think we can be in a position to be a very good supplier to the retail operations and commercial operations that OfficeMax brings to the combination. Obviously, we have the logistics capability, as well as the manufacturing capability to reduce costs throughout their system. And adding additional cut size and colors to our paper production is going to drive up operating grades and drive out costs.

We think that relationship is valuable to both companies, regardless of how the business mix shakes out. Chris will tell you that having a single-source supplier who can turn his paper inventories 65 to 80 times a year is a very valuable asset from his perspective, and obviously, it's important to the paper business as well.
(Rich Spyder):	So as you go through the idea of looking at restructuring, this would be something you'd like to keep in one sense, or in one form in place.
George Harad:
Yes, and I think, again, the single-source supply and mill to desktop concept, or the mill to consumer concept is something that has value in and of its own right, and it's something both businesses would want to preserve.
(Rich Spyder):	And could you give some idea on capital spending of the combined companies, and what, if you're going to keep this level of advertising at about $225 million?
George Harad:
Well, I'd ask Mike to comment about the advertising. Clearly, we want to continue to support the brand presence. We haven't, from our perspective made any decisions about advertising levels, and that's something that we're going to have to focus on.
Mike Feuer:	George, this is — I'm sorry.
George Harad:	Go ahead, Mike.

Mike Feuer:
What I would say to the gentleman is one of the strong suits of OfficeMax is our marketing position, and I think one of the exciting things that we've looked at with Boise is the ability to take Boise from the contract side and incorporate the brand recognition with OfficeMax in one fashion or another.

In addition, a great deal of our advertising is vendor funded, as is typically in retailing. So when we're talking about dollars spent, that does not mean company dollars spent. I think the leverage, candidly, is going to open up some new opportunities with Boise, and I think one of the real keys to this transaction is the sourcing. We're one of the top sources from outside of the United States from Asia, and I think that is going to give us the ability on our shelves, and perhaps with Chris' group, to be able to offer customers the national brands, whether it be paper or tape or whatever, combined with the other brand, our own brand name products, and that's where some real leverage comes in.
George Harad:
(Rich,) the other part of that you asked about was capital spending. In the work we've done thus far, we have simply assumed that both companies continue to spend at the levels they had originally projected. I think OfficeMax is roughly $100 million a year, and we're about $55 or $60, but I think as we work with the OfficeMax team to review those programs, what we'll find is that there's opportunities to be more effective and more efficient on the system side. There's obviously logistics expenditures that will probably resolve in some savings. But we haven't gotten into that level of analysis yet.
Mike Feuer:
George, one other point the listener should know, OfficeMax is now on the downward side of capital expenditure. We spent three years rebuilding our entire infrastructure as George alluded to in his comments, and Chris. We are remodeling stores in a new format. Much of our capital expenditure, the big spending of the last couple of years, is behind us, and in next year's end, I won't give the number, we look toward a significant reduction on the rate that we're spending this year and certainly from the previous two years.
(Rich Spyder):	All right. Just this last question. What is the management team going to be like for the office products distribution area?
George Harad:
We are looking forward to bringing the two teams together, (Rich.) We haven't made any decisions about how that will be organized. At this point, we're just getting the integration process underway. And we'll make announcements when we get to the closing.
(Rich Spyder):	Okay, thanks, bye.
Operator:	Your next question comes from (Don Roberts) of CIDC.
(Don Roberts):	Thank you. Just three quick questions. I just wanted to have it verified that given the concentration of the top three players that you don't anticipate any anti-trust issues.
George Harad:
Well, we believe that the combination creates a third competitive player in the market, and so we don't think that there's, there should be an anti-trust objection from the government. Of course, you never know. So we'll go through the process of refilling and see what happens. But we're confident that the combination makes sense from an anti-trust standpoint.

(Don Roberts):	Will we get any signals before Q-4 when you expect to close? Can you comment?
George Harad:
Well, you know, it just really depends on the review process. We'll probably be filing within a couple of weeks. The government has 30 days to review, and if they decide to pass without asking for additional information, we certainly will announce that at that time.
(Don Roberts):
Okay, second question. Just with regard to the (unintelligible) and the paper, I think we suggested that OfficeMax has been getting a lot of its paper through Asian suppliers. Could you just clarify who's the primary supplier of white paper to OfficeMax now, and to what extent you have coming from Boise Office Products?
George Harad:	No, I think OfficeMax is sourcing its cut-size papers domestically.
Mike Feuer:	This is Mike. We have very minimal, if any from Asia in paper.
(Don Roberts):	Okay, I misunderstood, then. So is Boise Office Products, Boise Cascade supplying a substantial portion now?
George Harad:	Not to us, not to OfficeMax currently.
Mike Feuer:	Through Boise Office Solutions, Boise Cascade is our sole supplier.
(Don Roberts):
Yes, okay. And this is the third question. You know, when you had mentioned again part of your strategy the mill to desktop model, and so that suggests, you know, in perhaps favor of keeping some manufacturing operations. On the other hand, there's always been a discount on the multiples associated with your manufacturing side. Any just sort of thoughts on how you weigh those two? Is 80% distribution really enough to remove that discount?
George Harad:
Well, we'll, how should I say this? One of the reasons that we've said that we're going to step back and take a look at this is to evaluate that issue and to understand what's the best way to deliver value to our shareholders. We think the business model makes sense. We think that it has created value for both the Office Solutions and the paper side of our business, but if that value is not being appropriately recognized in the marketplace, we're open to looking at other combinations and other transactions.
(Don Roberts):	In a sense, perhaps you could still get that by having sort of long-term supply agreements if you were to sell those operations. Is it your sense that would still be an option?
George Harad:
Well, I think all the options are on the table, and the only caution I would give you and listening on the call is that we're not going to be able to really explore those options actively while we're in registration. So, there's a three or four-month period here that we're going to focus on getting this transaction done, focus on integrating the businesses, getting the strong management teams from both sides together. And then we'll step back and look at what other steps we may want to take.
(Don Roberts):
Okay. I'm sorry, there was just one last one. Just to try to get a sense on the strategic applications. Is it possible to share with us the extent that Boise right now is supplying paper to Staples and Office Products, or Office Depot rather?
George Harad:	We don't sell paper to Staples or Office Depot.

(Don Roberts):	Okay, so there's not strategic, okay. Thank you very much.
Operator:	Your next question comes from Chip Dillon of Smith Barney.
Chip Dillon:
Yes, good morning. First question is on the reporting of your results next year, you mentioned integrations costs, but you inferred they would be 15 to 30 cents, I guess, since you said it would be neutral. Whatever those numbers are, will you separately break those out as sort of, you know, one-time issues that we would expect to be spread over a year or so?
Ted Crumley:
This is Ted. Yes, I think we've, as you've seen in the past, we've been, I think very diligent in fully disclosing the impact of the various components of the business, and I think these would be the type of expenses that we would want to adequately explain to the public.
Chip Dillon:
Okay, and then secondly is when you look at the expectations for next year, you obviously embed the $100 million in synergies, which I believe is not a year-end run rate number, correct? It's what you expect over the course of the year.
Ted Crumley:	Yes, that's correct.
Chip Dillon:
Okay. And that, would it fair to say that if we sort of look, because there's a lot of moving parts here that you've got, you know, 50% plus more shares outstanding. Potentially, you've got the street's consensus...
George Harad:	No, that's not right, Chip. At a maximum, we would have roughly 34% or 35% more shares outstanding.
Chip Dillon:	Well, I thought if you did 70, let's see if I can, maybe my math is wrong, but you're talking about 70% stock, right?
George Harad:	Yeah.
Chip Dillon:	Which would be on one point one five, that would be $800 million, and if the stock is $23 and change, that's 34 million new shares on a base of about 60.
George Harad:	Yeah, okay. You're looking at it on the base, and I was looking at it on the total.
Chip Dillon:
On the total, I see, okay. Well, regardless, with the assumption of a 15 or 30 cents accretion be consistent with first call expectations for both companies right now, looking at, you know, the '05 fiscal 29 cents for OfficeMax?
George Harad:
Well, as you know, we don't forecast earnings, and so what we're trying to tell you is that this will add to our earnings a contribution, depending on the mix of cash and stock, 15 to 30 cents, and then you can calculate the accretion or dilution based on any forecast that you have for the base business right now.
Chip Dillon:	Okay, but I meant on the OfficeMax portion. Do you...
George Harad:	Well again, I can't speak for OfficeMax as to how they want to characterize their earnings, but I believe in my conversations with Mike, he doesn't like to forecast earnings either.
Mike Feuer:	Exactly right.
Chip Dillon:	Okay, well that means we still have a job on this end of the phone. That's good.
Mike Feuer:	We're trying to help you.

Chip Dillon:
We need it. The other thing I was going to ask you is when you look at two or three, when you look at, and I know it's early days, but you know, let's say you get into 2004, I know that you at one point there was a mill in Louisiana that didn't attract interest at the level you wanted to a few years back. And the other question that's been out there about the strategic importance of uncoated pre-sheets. Maybe I'll ask it a different way. Would it be fair to say that you probably would be more likely to keep at least the white papers mills vis-à-vis the Ritter Mill and the wood business and the Timberlands because of the, you know, the strategy of supplying your own distribution centers with white paper?
George Harad:
Well, I guess what I'd say at this point is we don't think it's valuable to speculate on all of the things that could happen, but we will step back and look at all of the alternatives, and try to figure out what's the best thing to do for our shareholders going forward.
Chip Dillon:	Gotcha. Okay, and last question is do you see any change in the dividend policy because of this?
George Harad:	No.
Chip Dillon:	Okay, thank you.
Operator:	Your next question comes from Mark Weintraub of Buckingham Research.
Mark Weintraub:	Hi, thank you. First question was how much cut-size paper does OfficeMax currently buy?
George Harad:	We, go ahead, Mike.
Mike Feuer:	We won't give that number. We are a major user of cut-size paper across all of our channels, but we don't break that out. It's very significant.
Mark Weintraub:	Okay, maybe coming at it a little bit differently, George. How fully integrated would you expect to be say a year down the road from supplying from the Boise mills to OfficeMax on the cut side?
George Harad:
Nice try, Mark, but we, this will obviously raise our percentage of integration through our sheeters, and it will be an important step to changing the mix in the paper business. But beyond that, I'm not going to quantify it.
Mark Weintraub:
Okay. You also, George, you mentioned in your comments about business mix change, potential business mix changes. And also you talked about business structure. I'm just curious. Was that a reference to looking at different timberland structures, or what was that a reference to?
George Harad:
Well, we just wanted to make it clear that we're not going into the review that we'll undertake with any preconceived notions. We're going to look at what the impact is of keeping the business structure and mix as it is, and we'll look at all the other alternatives as well. And if we can take steps that will enhance shareholder value, we're going to do it.
Mark Weintraub:	Okay, thank you.
Operator:	Your next question comes from (Mark Connelly) of CSSB.

(Mark Connelly):
Thank you. Just a couple of things. Can you talk about the differences between the systems that are going to have to be integrated here? Are we talking about shared platforms, you know, are there similarities? How much money are we going to be spending on information technology in this integration?
George Harad:	Chris.
Chris Milliken:
As you know, or maybe you don't, Mark, OfficeMax has integrated basically across their system SAP and done it very, very well, and it is working, and we commend them for that highly. Boise Office Solutions runs on our own homegrown operating system. Again, it works very effectively. We will put our two teams together to evaluate how to combine the systems. We believe that that is going to be one of the huge selling points of marketing issues that will help us make this the success we know it's going to be by the successful combination of our two systems.

What that means, Mark, is just some good, hard, roll up your sleeves, go to work, take a look, see what needs to be done, do evaluations, and we will do that after the transaction closes with mutual teams from both OfficeMax and Boise.
George Harad:
Yeah, let me give you a little more flavor from my perspective, and you to understand I'm not the techie here, but there's a couple of things we want to emphasize. One is the systems and infrastructure, that is architecture of both companies is well thought out, stable, and very capable.

Secondly, bridges between the two systems will not be difficult to build, so from day one, the systems will be able to talk to each other so that we can do fundamental business functions. Beyond that, we see opportunity to allow data interchange between the two systems that will give us a marketing platform that will be very, very powerful. So we don't think this is a matter of having to uproot on day one, one system or another. It's really an opportunity for both cost savings and for getting a more powerful marketing platform going forward.
Mike Feuer:
George, this is Mike. One of the things we've looked at in our Due Diligence at OfficeMax was how to marry the systems together. For your folks new to OfficeMax, we went through a major two-year implementation on SAP, which proved to be one of the most successful, the most successful in retailing. Our team, which is an extensive team working with George's team and Chris' team, we think that this is going to be, actually, we're going to get some additional benefits from marrying them together. And as George indicated, we see benefits from day one.
(Mark Connelly):	So it's fair to say that at least in the beginning, we should be expecting you to be looking at putting bridges between the two systems rather than selecting one over the other.
George Harad:	I think that's a fair assessment from my perspective, and down the road who knows. But we'll look at it hard.
Mike Feuer:	As well as from OfficeMax perspective.
(Mark Connelly):	One other question, just one last one. Is it your expectation that CopyMax would begin to use Boise paper exclusively?
Mike Feuer:	It depends on their price to us. I don't know.

George Harad:	We think we have an opportunity to support CopyMax in ways that will help both the logistics and the cost side.
(Mark Connelly):	Okay, thank you very much.
Operator:	Your next question comes from Aram Rubinson of Bank of America.
Aram Rubinson:
Thanks, congratulations. Just one question. Can you tell us, well two I guess, tell us about the disciplines that might be changing at the OfficeMax stores as a result. And number two, what kind of employment contracts are in place and Mike if you're on board for how long on a contractual basis?
Mike Feuer:
Okay, I can answer that. Number one, in terms of the management team, one of the beauties as George and I both suggested was that this is not a "not enough of them" type of merger. And that's, or acquisition/merger, whatever you want, the combination. So I think one of the benefits of this is we put the two teams together, very similar to what the successful integration at HP and Compaq, and they really wound up with a great team, and we do a lot of business with HP.

Me personally, as far as me personally, I have signed last night very late a long-term agreement with the new entity, and that will last after, if and after I leave my current position, which as George indicated, there's been no suggestion. I worked awfully hard these last years to get this thing rolling, and I see the good times coming, so I'm going to hang around for the fun part. It's five years.
Aram Rubinson:	So you're contractually there for five years.
Mike Feuer:
In a variety. It'll be, in our filings you'll see what it is. It's a very, it's a very fair arrangement which gives if and when I leave as CEO of the OfficeMax side, it gives the continuity of the business, as well as not just me, it's the team, Aram. And our guys are very happy, and we look forward to having a lot of fun over the next couple of years in building this thing. I plan to be a major shareholder in the new entity, and I'm the largest individual shareholder in OfficeMax today, and I'm excited about it.
Aram Rubinson:	Good luck.
Mike Feuer:	Thank you, Aram.
Operator:	Your next question comes from (David Spotnik) of UBS.
(David Spotnik):
Hi, guys. I guess a couple of questions, more from the fixed income side. You know, have you spoken to the agencies at all, and when you give out your debt numbers, you're clearly leaving out leases and how they'll treat rent expense and all that, and I'm curious from an agency standpoint how you're looking at that, how you believe the agencies are going to look at that.
George Harad:	Ted, do you want to talk about the financing, and you're absolutely right. The agencies will look at the leases as fixed obligations.
Ted Crumley:
We've only had a very preliminary conversation with the agencies. We plan to have a more extensive conversation in the future, in the very near future to discuss those. Obviously, to George's point, we understand the lease obligations on the retail side are very different from our existing businesses, and we've taken those into consideration.

I would just add that the capital structure that we're suggesting here is, makes a lot of sense given the strong cash flows from both of these distribution businesses and from our existing businesses. So we think it's a prudent capital structure, and we look forward to exploring that further with the agencies in the very near term.
(David Spotnik):
Okay, what are the reasons that you would add cash by the end of the transaction if you're fully not going to have any indications of proceeds or asset sales by the time you hope to close this thing? Why would you add significant cash?
George Harad:
Well, there are a number of variables, as you know in the transaction. How our stock price may react, how the market reacts, and our manufacturing businesses have markets that are very volatile in their pricing. In the last two months, the price of our wood products, the prices of plywood, for example, in our wood products operation have gone up significantly. So we just want to second look, if you will, at where we are from a financing standpoint prior to the time that the OfficeMax shareholders have to vote. And we'll set the proportions at that time.
(David Spotnik):	Okay, would you, okay. I'll get back, thank you.
George Harad:	Okay.
Operator:	Your next question comes from (David Cohen) of Faralon.
(David Cohen):
Yeah, good morning. First of all, I wanted to congratulate Mike Feuer and (Mike Ford). I think it's a tremendous step to have initiated the transaction. Had a few questions. One wanted to know if there were any discussions with any other parties from the OfficeMax side, or if you could just describe the process.
George Harad:	Is this a question for Mike:
(David Cohen):	That is a question for Mike.
Mike Feuer:
Okay, hi (Dave). Thank you for your compliment. I appreciate it. We have been looking for the past year way back last summer and early spring of methods to increase shareholder value. And what we did was, as I indicated in the call, we were looking for ways, regardless of benefit to management of OfficeMax or to our people, first thing we looked at is how do we reward shareholders for their patience and give them a fair price.

We did look at a number of different alternatives, but clearly and last summer we recognized that in my wish list of how to build value knowing that we were missing that link in contract, Boise came up on my list. Working with our bankers, (Ralph Delarado) who formerly was with Key and McDonald's, who was the lead negotiator and with Lehman Brothers, we spent six months in looking at every possible combination, including looking at an LBO.

We looked at where's the best way to treat value, and very simply the process began, and I think, George, we first met in a secret place in Chicago April 10, and from there it took us three months of a lot of work to grind it out. But (David) we did look at every possible alternative. We had a very esoteric mission. Create the most value as quickly as possible for shareholders, and I think we achieved that.
(David Cohen):	Were there discussions with any other parties?

Mike Feuer:	I would not comment on that.
(David Cohen):	All right. And also, congrats, I think it was an excellent transaction.
Mike Feuer:	Thank you, (David.)
(David Cohen):	I had a couple of questions for the Boise side if you could as well please.
George Harad:	Yes.
(David Cohen):
Are there any unusual conditions to the merger transaction? Two is, on the branding side, are you going to be using OfficeMax as your contract stationery side of the business? Three, if you could talk about your expectations of normalized margins for U.S. retail operations, what you would expect on a normalized basis, taking into account synergies or not if you think about it that way. And fourthly, if you could comment on what this is going to do on your wholesaling side, and if you expect any major changes on that.
George Harad:	Well, let me try to take them one at a time. I'm not sure what you mean by unusual conditions.
(David Cohen):	For instance, certain revenue, or contract sales, or anything on financial performance on OfficeMax.
George Harad:	Well, the contract has typical Mac clauses, but other than that, it's a pretty straightforward transaction.

In terms of the brand, I don't think we've sorted that out yet. Clearly, OfficeMax is a highly recognizable, highly valuable retail brand, and we want to continue using that. By the same token, OfficeMax is not well known in the big company contract side. Not recognized for that level of business. So we have a bit of sorting out to do, but I think that it's possible to leverage the brands so that customers understand they're dealing with the same companies, same level of service, same quality of service across all channels and customers.
Mike Feuer:
George, this is Mike. One thing for the listeners to know. We have unaided awareness for the OfficeMax brand, well over 90%. In the small business segment, home office customer, we are in the top seven best-known names in the United States.
George Harad:
In terms of the margins, I don't think it would be prudent for me to tell you what margins we're targeting. I just think that you need to look at what the purchasing synergies will do, and the leveraging will do of the business combination, as well as think through the savings and cost structure that we can take out of back-end logistics, and margins clearly will expand.
As for wholesaling, I'm not sure I understand what you mean by wholesaling. Chris.
Chris Milliken:	(David,) are you referring to which wholesaler we would use?
(David Cohen):	I'm mostly just, you have 20 distribution centers, I guess 41 and 20.
Chris Milliken:	Right.
(David Cohen):
If you could just talk about do you intend to consolidate? I mean, you obviously intend to consolidate. Any ideas on where that goes? And on the wholesaling was just generally if you had any major changes in wholesaling strategies.

Chris Milliken:
On consolidation, (David,) yes we will be consolidating. We have to look at it carefully, and we will put a joint logistics team from OfficeMax and from Boise together to make the most prudent and effective business decisions, for not only us but for our customers.

On the wholesaler side, I think we will have to evaluate wholesaler relationships on both the Max side as well as the Boise side, and we will put in again a joint team to do that and reach the correct conclusion for the joint business.
(David Cohen):	Thank you very much, and congratulations to all of you.
Chris Milliken:	Thank you.
Operator:	Your next question comes from Matthew Fassler of Goldman Sachs.
Matthew Fassler:
Good morning. Just one quick follow-up question on the distribution front. Of OfficeMax's existing DCs, can you tell us how many relate to its direct business? And as you consolidate, would you contemplate combining retail and direct distribution in the same facility or would you expect us to remain distinct?
George Harad:	Hello, Matt. OfficeMax has an incredibly powerful distribution system that has been put in place for supplying their stores. We are very, very supportive of continuing that system.

On the direct business side, there are 17 distribution with Max, and we have 41, and we will take a look at, again, what is the proper model for the combined business, and we'll be reaching conclusions as soon as is feasible, practical, and appropriate for both our associates and our customers.
Matthew Fassler:	Great. Thanks a lot.
Operator:	Your next question comes from (Peter Rushmeyer) of Lehman Brothers.
(Peter Rushmeyer):	Good morning. I had a couple of questions. It appears that I'm curious if you could comment if there was a breakup fee.
George Harad:	There is a breakup fee. It's $45 million on each side.
(Peter Rushmeyer):
Okay. And then secondly, I'm curious if you could comment on the amount of under-funded pensions on a Proforma basis. I don't imagine that was a reason for getting involved in the transaction, but can you comment on that?
George Harad:
Well, first it clearly didn't influence getting involved in the transaction one way or another. OfficeMax has only defined contribution clients, and so the total for the companies would be the same as for Boise Cascade.
(Peter Rushmeyer):
Okay, great. I guess thirdly, you mentioned $150 million of integration costs over the next year or so. I was curious if you could just elaborate a little bit further on the source of some of those costs.
George Harad:	I don't think that's the cost number. The synergy number gets to $150, and then eventually $160.
(Peter Rushmeyer):	But there's no accretion in '04 because it's fully offset by integration costs.

George Harad:
Yes, yeah. As you know, the old accounting essentially, you added up all the costs of integration and took them at the front end. The current accounting doesn't permit you to do that. You have to do it timely as they occur. And we've made our best estimate of when these integration costs will roll out. I think the best thing we can do is tell you we'll track them and tell you what's operating and what's one time as we go along.
(Peter Rushmeyer):
Okay, and then maybe lastly, George, if it's possible to comment, you know, as you look at this transaction from the EVA perspective and from evaluation perspective, I think it's around nine times EBIDA, you know, can you share your thoughts on evaluation on EVA approach and, you know, how it's a better, you know, opportunity for you than your other possibilities.
George Harad:
Well, sure. First, I think that you want to look at this transaction from an EVA approach both before and after the synergies, and once you build the synergies in, it's very EVA positive. In addition, this is a business, as all of our distribution businesses have been, that generates free cash flow. And over time, our investment base will come down on the installed base, and only rise when we want to expand the business, and obviously, we get incremental decisions to add to EVA.
So, we think that as the integration goes forward and the synergies are realized, this becomes a strongly EVA-positive business within a couple of years.
(Peter Rushmeyer):
Okay, and maybe just lastly if I could. George, you've been very effective on inventory turns in your own system. I'm curious as you think about inventory turns in the combined organization, you know, where that falls out.
George Harad:
Well, OfficeMax has done a terrific job over the last couple of years bringing their turns up, and their inventories down. Their PowerMax distribution strategy has underpinned that, and they currently have plans in place to begin improving turns through their contract facilities.
Mike Feuer:
George, excuse me. One thing for our listeners. We have reduced our inventory since our new distribution model has been put into effect over, just about $400 million. This year, we expect a major jump in the inventory turns, and have planned for another major jump in 2004. So I think in the combination, I would look for continued, if not accelerated improvement in our turns.
George Harad:
I think that's well said. And we'll get the benefit across the entire system because of the ability to deal with the vendors in terms of their quantities and how they deliver, I think will give us some terrific advantages.
(Peter Rushmeyer):	Very good, thanks very much.
George Harad:
I think we're about out of time. Again, I want to thank everyone for taking the time to be on the call and to hear what we have to say, and we'll look forward to talking with you further over the next days and weeks. Thank you very much.
Operator:	This concludes your conference. You may now disconnect.

END

Additional Information About This Transaction

        Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

        You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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